EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Annual Report (Form 10-K) of Kentucky Investors, Inc. of our report dated March 11, 2005, included in the 2004 Annual Report to Shareholders of Kentucky Investors, Inc.

Our audits also included the financial statement schedules of Kentucky Investors, Inc. listed in Item 15(a). These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/Ernst & Young LLP

Cincinnati, Ohio
March 22, 2005